SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

Trinity Biotech plc

EXPLANATORY NOTE

Trinity Biotech plc (“the Company”) acquired the continuous glucose monitoring assets of privately held Waveform Technologies, Inc. (“Waveform”) on January 30, 2024 pursuant to an Asset and Share Purchase Agreement. Filed herewith as Exhibit 99.1 is Registrant’s Statement of Assets Acquired and Liabilities Assumed with respect to such asset acquisition from Waveform.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech plc’s Statement of Assets Acquired and Liabilities Assumed as of January 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant) By: /s/ Des Fitzgerald Des Fitzgerald Interim Chief Financial Officer

Date: April 30, 2024